Exhibit 99.1

PATAGONIA GOLD CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

April 28, 2022

The following management’s discussion and analysis (“MD&A”) of Patagonia Gold Corp. (hereinafter referred to as the “Company” or “Patagonia”), formerly Hunt Mining Corp. (“Hunt”) and its subsidiaries provides an analysis of the operating and financial results for the year ended December 31, 2021 and a comparison of the material changes in our results of operations and financial condition between the year ended December 31, 2020. This MD&A should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2021.

These statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under accounting principles generally accepted in the United States of America (“US GAAP”) as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS.

This MD&A includes certain non-IFRS financial performance measures. For a detailed description of these measures, please see “Non-IFRS Financial Performance Measures” section. The amounts presented in this MD&A are in thousands ($’000) of U.S. dollars, except share, per share, per unit amounts and unless otherwise noted.

The Company’s head office and principal business address is Av. Libertador 498 Piso 26, Buenos Aires, Argentina, C1001ABR and the registered office address is 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”), under the symbol PGDC. Additional information relevant to the Company’s activities can be found on their website at http://patagoniagold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management’s Responsibility for Financial Reporting

The financial statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the financial statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the interim financial Statements.

The financial statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Note on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws of Canada and the United States of America (collectively referred to as “forward-looking information”) which relate to future events or the Company’s future performance and may include, but are not limited to, statements about strategic plans, spending commitments, future operations, results of exploration, anticipated financial results, future work programs, capital expenditures and expected working capital requirements. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Readers are cautioned not to place undue reliance on forward looking information and there can be no assurance that forward looking information will prove to be accurate as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking information if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking information will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking information, include, but are not limited to: fluctuations in the currency markets (such as the Canadian Dollar, Chilean Peso, Great Britain Pound and the United States Dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada and Argentina or other countries in which the Company may carry on business in the future; operating or technical difficulties in connection with exploration and development activities; risks and hazards associated with the business of mineral exploration and development (including environmental hazards or industrial accidents); risks relating to the credit worthiness or financial condition of suppliers and other parties with whom the Company does business; the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Argentina; employee relations; relationships with and claims by local communities; availability and increasing costs associated with operational inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; business opportunities that may be presented to, or pursued by, the Company; challenges to, or difficulty in maintaining, the Company’s title to properties; risks relating to the Company’s ability to raise funds; and the factors identified under “Risk Factors” in this MD&A.

The forward looking information contained in this MD&A are based upon assumptions management believes to be reasonable including, without limitation: financing will be available for future exploration, development and operating activities; the actual results of the Company’s development and exploration activities will be favourable or at least consistent with management’s expectations; operating, development and exploration costs will not exceed management’s expectations; all requisite regulatory and governmental approvals for development projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions will be favourable to the Company such as the continuing support for mining by local governments in Argentina; the price of gold and/or other applicable metals and applicable interest and exchange rates will be favourable to the Company or at least consistent with management’s expectations; no title disputes will exist with respect to the Company’s properties; debt and equity markets and other applicable economic conditions will be favourable to the Company; the availability of equipment and qualified personnel to advance exploration projects and; the execution of the Company’s existing plans and further exploration and development programs for its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans or programs.

All forward-looking-information contained in this MD&A is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

Unless otherwise indicated, all reserve and resource estimates used by the Company have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Accordingly, information contained in this MD&A providing descriptions of the Company’s mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

The Company

On July 24, 2019, the Company and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp. For more information, see note 25 of the December 31, 2020 audited financial statements.

Patagonia is a mineral exploration and production Company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of mineral resources and mineral reserves in the Santa Cruz, Rio Negro and Chubut Provinces of Argentina.

The financial statements are presented on a consolidated basis and include the accounts of the Company, its wholly owned and majority owned subsidiary:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration for and production of minerals from properties in Argentina. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

Summary of Consolidated Results of Operations ($’000’s)

	Three months ended December 31,				Year ended December 31,
(in $000’s, except ounces and per share amounts)	2021	2020	Change	%Change	2021	2020	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	2,471	2,851	(380)	(13)%	9,336	10,233	(897)	(9)%
Total gold equivalent ounces – sold (1)	2,129	1,895	234	12%	10,007	11,174	(1,167)	(10)%

Financial results
Revenue	$3,871	$3,380	$491	15%	$18,104	$19,849	$(1,745)	(9)%
Cost of sales	$3,498	$2,367	$1,131	48%	$13,559	$13,247	$312	2%
Exploration expenses	$1,400	$511	$889	174%	$4,604	$2,303	$2,301	100%
Repair and maintenance	$144	$-	$144	N/A	$658	$-	$658	N/A
Administrative expenses	$2,239	$1,801	$438	24%	$6,427	$5,611	$816	15%
Impairment	$1,489	$-	$1,489	N/A	$1,489	$-	$1,489	N/A
Write-down of other receivables	$2,323	$-	$2,323	N/A	$2,323	$-	$2,323	N/A
Interest expense	$477	$143	$334	234%	$1,436	$2,100	$(664)	(32)%
Net income (loss)	$(6,691)	$(2,606)	$(4,085)	(157)%	$(11,266)	$(4,381)	$(6,885)	(157)%
Net income (loss) per share – basic and diluted	$(0.014)	$(0.007)	$(0.007)	(100)%	$(0.025)	$(0.013)	$(0.012)	(94)%

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for three months ended December 31, 2021 was 74.97:1 (2020 – 80.24:1). The ratio for year ended December 31, 2021 was 73.03:1 (2020 – 85.99:1).

Three months ended December 31, 2021 and 2020

Total production decreased during the three months ended December 31, 2021 as the Company had residual heap leach operations at Lomada de Leiva (“Lomada”) and Cap-Oeste since February 2019, which has been declining due to the depletion in the pads from ongoing leaching. In November 2020 the Company restarted the mining operation at Lomada and started placing new material on the leach pad. The production from Lomada following the restart of operations has not offset the declining production at Cap Oeste and thus the overall production has decreased quarter over quarter.

The Company earned total revenue of $3,871 during the three months ended December 31, 2021 compared to $3,380 during the same period in 2020. Revenue increased mainly due to gold equivalent ounces sold during the period compared to the same period in 2020.

Cost of sales were $3,498 during the three months ended December 31, 2021 compared to $2,367 during the same period in 2020. Cost of sales increased due to increase in gold equivalent ounces sold during the period compared to the same period in 2020. Also, during the three months ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $433 (2020 - $Nil) under cost of sales.

The Company incurred exploration expenses of $1,400 during the three months ended December 31, 2021 compared to $511 during the same period in 2020. The increase in exploration expenses was due to the Company’s increased exploration program for 2021.

The Company incurred repair and maintenance expense of $144 during the three months ended December 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance expense during the period related to routine maintenance work at the Mina Martha Plant.

The Company incurred administrative expenses of $2,239 during the three months ended December 31, 2021 compared to $1,801 during the same period in 2020. The increase in administrative expenses was due to the increase in Argentine statutory taxes related to the interest paid overseas to Patagonia Gold Limited and increase in depreciation of mineral properties.

The Company recorded an impairment charge of $1,489 during the three months ended December 31, 2021 compared to $Nil during the same period in 2020. The impairment charge was $989 for the Lomada property as the total estimated discounted future pre-tax cash flows are less than the carrying amount of the asset and $500 for Mina Angela property due to the legal restrictions preventing development of mining activity in the Chubut. See note 7 of the financial statements for more information.

The Company recorded a write-down of $2,323 during the three months ended December 31, 2021 compared to $Nil during the same period in 2020. The write-down was related to the recoverable costs from Fomicruz included in other receivables on the statement of financial position. See note 13 of the financial statements for more information.

The Company incurred interest expense of $477 during the three months ended December 31, 2021 compared to $143 during the same period in 2020. The increase in interest expense was due to the increase in bank indebtedness with Argentinian banks.

Net loss for the three months ended December 31, 2021 was $6,691 compared to $2,606 during the same period in 2020. Net loss increased due to the write-down of other receivables, the impairment of mineral properties, the increase in cost of sales, exploration and administrative expenses during the current period compared to the same prior period. The increase in net loss was partially offset by income tax benefit and other income, which consists of gain on disposition of securities. See note 22 of the financial statements for more information.

Year ended December 31, 2021 and 2020

Total production decreased during the year ended December 31, 2021 as the Company had residual heap leach operations at Lomada de Leiva (“Lomada”) and Cap-Oeste since February 2019, which has been declining due to the depletion in the pads from ongoing leaching. In November 2020 the Company restarted the mining operation at Lomada and started placing new material on the leach pad. The production from Lomada following the restart of operations has not offset the declining production at Cap Oeste and thus the overall production has decreased quarter over quarter. Production was also lower as the Company has not produced concentrate from Mina Martha since April 2020.

The Company earned total revenue of $18,104 during the year ended December 31, 2021 compared to $19,849 during the same period in 2020. Revenue decreased due to decrease in gold equivalent ounces produced and sold during the period compared to the same period in 2020. Gold prices were higher during the year ended December 31, 2021 compared to the same period in 2020.

Cost of sales were $13,559 during the year ended December 31, 2021 compared to $13,247 during the same period in 2020. During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103 (2020 - $Nil) under cost of sales. The increase in cost of sales was partially offset by the decrease in gold equivalent ounces sold during the year ended December 31, 2021 compared to the same period in 2020.

The Company incurred exploration expenses of $4,604 during the year ended December 31, 2021 compared to $2,303 during the same period in 2020. The increase in exploration expenses was due to the Company’s increased exploration program for 2021 in Monte Leon and Tornado and Huracan projects.

The Company incurred repair and maintenance expense of $658 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance expense during the period related to maintenance work at the Mina Martha Plant.

The Company incurred administrative expenses of $6,427 during the year ended December 31, 2021 compared to $5,611 during the same period in 2020. The increase in administrative expenses was due to the increase in Argentine statutory taxes related to the interest paid overseas to Patagonia Gold Limited and increase in depreciation of mineral properties, which was partially offset by the decrease in professional fees.

The Company recorded an impairment charge of $1,489 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The impairment charge was $989 for the Lomada property as the total estimated discounted future pre-tax cash flows are less than the carrying amount of the asset and $500 for Mina Angela property due to the legal restrictions preventing development of mining activity in the Chubut. See note 7 of the financial statements for more information.

The Company recorded a write-down of $2,323 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The write-down was related to the recoverable costs from Fomicruz included in other receivables on the statement of financial position. See note 13 of the financial statements for more information.

The Company incurred interest expense of $1,436 during the year ended December 31, 2021 compared to $2,100 during the same period in 2020. The decrease in interest expense was due to debt settled by issuing shares in October 2020.

Net loss for the year ended December 31, 2021 was $11,266 compared to $4,381 during the same period in 2020. Net loss increased due to decrease in revenues, increase in exploration and administrative expenses, the write-down of other receivables, the impairment of mineral properties and decrease in other income during the current period compared to the same prior period. Other income consists of gain on disposition of securities. See note 22 of the financial statements for more information. The increase in net loss was partially offset by income tax benefit.

Cash flows for the year ended December 31, 2021 and 2020 ($’000’s)

The Company used $591 of cash in operating activities for the year ended December 31, 2021 compared to cash generated of $58 during the same period in 2020. The decrease in cash generated from operating activities during 2021 was primarily due to lower revenues during 2021.

Cash used in investing activities for the year ended December 31, 2021 was $3,888 compared to $1,501 for the same period in 2020. The increase in cash used in investing activities was a result of higher additions to the mineral properties as the Company restarted mining operations at Lomada in November 2020, following receipt of a preliminary permit on October 7, 2020. Mining operations at Lomada had been closed since February 2019. The costs related to the development of the new pit were capitalized as mineral properties.

Cash generated from financing activities for the year ended December 31, 2021 was $3,867 compared to $509 during the same period in 2020. The increase in cash generated from financing activities was primarily due to the private placement completed in March 2021.

Financial Position ($’000’s)

Cash

The Company has cash on hand of $291 as of December 31, 2021 compared to $819 as of December 31, 2020.

Receivables

Current receivables are $2,512 as of December 31, 2021 compared to $2,041 as of December 31, 2020. The increase in current receivables is a result of the increase in VAT recoverable during the year ended December 31, 2021.

Non-current receivables are $1,421 as of December 31, 2021 compared to $3,544 as of December 31, 2020. The decrease in non-current receivables is a result of the write-down of recoverable costs which was partially of set by the increase in VAT recoverable during the year ended December 31, 2021, which is not expected to be collected within the next twelve months.

Inventories

The Company has inventories of $3,759 as of December 31, 2021 compared to $3,289 as of December 31, 2020. The increase in inventories was mainly due to higher materials and supplies and gold held on carbon as at December 31, 2021. During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103.

Property, plant and equipment (“PPE”)

The Company has PPE of $12,475 as of December 31, 2021 compared to $13,233 as of December 31, 2020. The decrease in PPE was a result of the depreciation charge which was partially offset by capital additions.

Bank indebtedness

The Company has bank indebtedness of $6,706 as of December 31, 2021 compared to $9,636 as of December 31, 2020. The decrease in bank indebtedness was a result paying down the existing lines of credit using the funds raised from the March 2021 private placement.

Accounts payable and accrued liabilities

The Company has accounts payable and accrued liabilities of $6,859 as of December 31, 2021 compared to $4,384 as of December 31, 2020. The increase in accounts payable and accrued liabilities was a result of the restart of mining operations at Lomada.

Accounts payable with related parties

The Company has accounts payable with related parties of $208 as of December 31, 2021 compared to $144 as of December 31, 2020. The increase in accounts payable with related parties is a result of remuneration, fees and interest expenses incurred during the period.

Loan payable and current portion of long-term debt

The Company has loan payable and current portion of long-term debt of $517 as of December 31, 2021 compared to $363 as of December 31, 2020. The increase in loan payable and current portion of long-term debt is due to financing acquired in 2021 to purchase drilling equipment.

Long term debt

The Company has non-current portion of total long-term debt of $15,762 as of December 31, 2021 compared to $14,917 as of December 31, 2020. This includes $15,507 payable to related parties as of December 31, 2021 compared to $14,808 as of December 31, 2020.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022 and on December 22, 2021, the maturity of the loan was further extended to December 31, 2023. All other terms of the loan remain unchanged. As of December 31, 2021, there was $15,507 of principal and interest owing under this loan facility compared to $14,808 as of December 31, 2020.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of, or significant influence over the company.

Summary of Segmented Results of Operations ($’000’s)

Cap-Oeste

Cap-Oeste produced a total of 6,979 gold equivalent ounces (4,205 ounces of gold and 198,989 ounces of silver) during the year ended December 31, 2021 compared to 6,965 gold equivalent ounces (5,081 ounces of gold and 161,314 ounces of silver) during the same period in 2020.

The cash costs of production for year ended December 31, 2021 was $698 per ounce1 and $732 per ounce1 including depreciation and amortization compared to $634 per ounce1 and $687 per ounce1 during the same period in 2020. The increase in cash cost of production per ounce was due to the higher inflation in Argentina which was partially offset by the devaluation of the Argentinian peso.

A total of 7,687 gold equivalent ounces (4,749 ounces of gold and 215,020 ounces of silver) were sold during the year ended December 31, 2021 at an average gross price of $1,812 per ounce1. During the same period in 2020, a total of 7,036 gold equivalent ounces (5,165 ounces of gold and 162,832 ounces of silver) were sold at an average gross price of $1,765 per ounce1.

Cap-Oeste generated revenues of $13,927 during the year ended December 31, 2021 compared to $12,417 during the same period in 2020. The increase in revenues was due to the higher gold prices and higher gold equivalent ounces sold during the year ended December 31, 2021 compared to the same period in 2020.

Cost of sales were $7,137 during the year ended December 31, 2021 compared to $6,589 during the same period in 2020. The increase in cost of sales was inline with the higher gold equivalent ounces sold during the year ended December 31, 2021 compared to the same period in 2020.

Administration expenses of $464 were incurred during the year ended December 31, 2021 compared to $495 during the same period in 2020. Administrative expenses consisted of depreciation of the mineral properties.

Lomada de Leiva Project (“Lomada”)

Lomada produced a total of 2,357 ounces of gold during the year ended December 31, 2021 compared to 2,912 ounces of gold during the same period in 2020. Production decreased as the Company had residual heap leach operations at Lomada since February 2019, which has been declining due to the depletion in the pads from ongoing leaching. Following receipt of a preliminary permit on October 7, 2020, in November 2020 the Company restarted the mining operation at Lomada which had been previously closed since in February 2019 and started placing new material on the leach pad. The production from Lomada following the restart of operations has not offset the declining production and thus the overall production has decreased quarter over quarter.

1 See Non-IFRS Financial Performance Measures

The cash costs of production for the year ended December 31, 2021 were $2,669 per ounce1 and $2,797 per ounce1 including depreciation and amortization compared to $714 per ounce1 and $823 per ounce1 during the same period in 2020. The increase in cash costs is due to the decrease in production and the increase in costs due to the restart of mining operations.

A total of 2,320 gold equivalent ounces were sold during the year ended December 31, 2021 at an average gross price of $1,800 per ounce1. During the same period in 2020, 3,782 gold equivalent ounces were sold at an average gross price of $1,718 per ounce1.

Lomada generated revenues of $4,177 during the year ended December 31, 2021 compared to $6,482 during the same period in 2020. The decrease in revenue was due to lower amounts of gold equivalent ounces sold.

Cost of sales were $6,422 during the year ended December 31, 2021 compared to $4,391 during the same period in 2020. The increase in cost of sales was due to the increase in costs due to the restart of mining operations. During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103 (2020 - $Nil) under cost of sales.

Administrative expenses of $808 were incurred during the year ended December 31, 2021 compared to $Nil during the same period in 2020. Administrative expenses consisted of depreciation of the mineral properties.

The Company recorded an impairment charge of $989 during the year ended December 31, 2021 as the total estimated discounted future pre-tax cash flows are less than the carrying amount of the asset.

Martha and La Josefina Projects

There was no production at Martha during the year ended December 31, 2021 as the Company did not produce concentrate from Martha after April 2020. During the year ended December 31, 2020, Martha produced a total of 356 gold equivalent ounces (49 ounces of gold and 29,838 ounces of silver). Operations at Martha remain on care and maintenance while the Company continues to explore the property.

The cash costs of production for the year ended December 31, 2020 were $1,421 per ounce1 and $1,601 per ounce1 including depreciation and amortization.

Martha generated revenues of $Nil during the year ended December 31, 2021 compared to $950 during the same period in 2020.

Cost of sales were $Nil during the year ended December 31, 2021 compared to $2,267 during the same period in 2020.

Exploration expenses of $91 were incurred during the year ended December 31, 2021 compared to $83 during the same period in 2020.

The Company incurred repair and maintenance expense of $658 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance during the period related to maintenance work at the Mina Martha plant.

Calcatreu Project

Exploration expenses of $1,576 were incurred during the year ended December 31, 2021 compared to $884 during the same period in 2020. The increase in exploration expenses was due to work on the Baseline Study and continued field work, which includes drilling, surface exploration, geophysics and hydrologic studies.

Administration expenses of $359 were incurred during the year ended December 31, 2021 compared to $217 during the same period in 2020. The increase in administrative expenses was due to increase in Argentine statutory taxes.

Argentina, Uruguay and Chile

This segment includes the results from the Company’s work on the Monte Leon and Tornado and Huracán projects in Argentina, the San José Project in Uruguay and general corporate activities. This segment does not generate revenues and includes costs that are not directly related to other mining properties that are reported as separate segments.

1 See Non-IFRS Financial Performance Measures

Exploration expenses of $2,937 were incurred during the year ended December 31, 2021 compared to $1,336 during the same period in 2020. Exploration expenses increased due to the drilling program in Monte Leon and Tornado y Huracán projects, geological mapping and sampling related to projects included in this segment.

Administration expenses of $3,143 were incurred during the year ended December 31, 2021 compared to $2,946 during the same period in 2020. The increase in administrative expenses was mainly due to the increase in Argentine statutory taxes related to the interest paid overseas to Patagonia Gold Limited.

The Company recorded an impairment charge of $500 for Mina Angela property due to the legal restrictions preventing development of mining activity in the Chubut. See note 7 of the financial statements for more information.

Interest expense of $652 was incurred during the year ended December 31, 2021 compared to $318 during the same period in 2020. The increase in interest expense was due to the increase in bank indebtedness with Argentinian banks.

A write-down of other receivables of $2,323 was incurred during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The write-down was related to the recoverable costs from Fomicruz included in other receivables on the statement of financial position. See note 13 of the financial statements for more information.

United Kingdom

This segment includes the results of Patagonia Gold Limited (“PGL”) (formerly Patagonia Gold PLC) which is a holding company and does not generate any revenues.

Administration expenses of $185 were incurred during the year ended December 31, 2021 compared to $212 during the same period in 2020. Administrative expenses decreased due to lower professional fees.

Interest expense of $461 was incurred during the year ended December 31, 2021 compared to $610 during the same period in 2020. The decrease in interest expense was due to the repayment of bank indebtedness.

North America

This segment includes the results of Patagonia Gold Corp (“PGC”), Patagonia Gold Canada Inc and 1272680 B.C. Ltd (“BC”) (formerly 1494716 Alberta Ltd.).

These entities are holding companies and do not generate any revenues. PGC and BC were acquired as part of the reverse acquisition during 2019 and their results of operations prior to the reverse acquisition are not incorporated in the financial statements.

Administration expenses of $930 were incurred during the year ended December 31, 2021 compared to $1,285 during the same period in 2020. The decrease in administration expenses was primarily due to lower accounting and legal fees during the period.

Interest expense of $311 was incurred during the year ended December 31, 2021 compared to $1,171 during the same period in 2020. The decrease in interest expense was a result of the Company repaying its debts.

Mineral Properties

The following is a summary of the Company’s operations, together with an update on exploration activities for the year to date. Except as otherwise noted, Donald J. Birak, independent geologist and Registered Member of the Society for Mining, Metallurgy and Exploration (“SME”) and Fellow of the Australasian Institute for Mining and Metallurgy (“AusIMM”), is the Qualified Person who has reviewed and approved the scientific and technical information contained herein.

Calcatreu Project

The Company’s principal project is Calcatreu located in south-central Rio Negro province approximately 80 kilometers (“km”) southwest of the town of Jacobacci. Calcatreu is located in the Jurassic-aged, Somuncura Massif along the NW- to SE-oriented, regional-scale Gastre Fault System; a highly prospective belt of Mesozoic-aged rocks and structures and base and precious metal mineral deposits occurring in both the provinces of Chubut and Rio Negro. The massif is similar in geologic character to the larger Deseado Massif in the province of Santa Cruz to the south. Patagonia has also recently acquired new concessions, bringing its holdings to more than 100,000 ha along this belt in Rio Negro province, bordering Chubut on the north. Calcatreu is a gold and silver project acquired in January 2018 through the acquisition of Minera Aquiline Argentina SA, a subsidiary of Pan American Silver and the Company’s immediate aim is to increase the existing mineral resources and advance the project to feasibility study stage. Precious metal mineralization in the Somuncura Massif, like that on the Company’s Calcatreu property, is largely epithermal in character within quartz-rich veins, vein clusters, stockworks and as disseminations. Sulfide minerals are ubiquitous in the mineral deposits as well as a suite of temporally- and spatially-related gangue minerals typical of epithermal deposits in the massif and elsewhere.

The Calcatreu Deposit is a low sulfidation, epithermal gold and silver system with outcropping mineralization. An independent mineral resource estimate (“MRE”) was completed by Micon International Limited of Toronto in 2004 for the Calcatreu Deposit and disclosed in an NI 43-101 technical report for Aquiline Resources Inc. Mineral resources were estimated for two vein systems on the property: Veta 49 and Nelson and consisted of 6.2 M tonnes of indicated resources grading 3.04 g/t Au and 28.1 g/t Ag and 1.9 M tonnes of inferred resources grading 2.1 g/t Au and 19.4 g/t Ag. In 2018, Cube Consulting Ltd. (“CUBE”) of Australia prepared an updated mineral resource estimate for the Calcatreu project, effective December 31, 2018, which consists of an indicated resource of 9.8 M tonnes grading 2.11 g/t Au and 19.83 g/t Ag (2.36 g/t gold equivalent – “AuEq”) and 8.1 M tonnes of inferred grading 1.34 g/t Au and 13.09 g/t Ag (1.5 g/t AuEq); all contained within Veta 49, Nelson, Belen and Castro Sur veins. Gold equivalent values were calculated by CUBE using a metal price at a ratio of 81:25:1 Ag/Au. The changes from the previous estimate were due to a revised interpretation of prior and new data collected by the Company. The 2018 exploration work at Calcatreu consisted of project-scale geological mapping along with a pole-dipole, induced polarization and resistivity (IP/Res) geophysical survey, followed by a diamond drill program of 6,495 meters (please see the table of the Company’s mineral resources herein and the respective, supporting NI 43-101 technical reports on file at www.sedar.com). The updated mineral resource estimate, completed by CUBE, is tabulated below.

In 2019, an exploration program was conducted consisting of surface work, a total of 41.28 line kilometers of pole-dipole induced polarization and resistivity (“IP/Res”) geophysical survey conducted over the main Nelson targets and Castro Norte, Fiero, Sabrina and Viuda de Castro areas, and 121.5 line kilometers of gradient array IP/Res geophysics over Nelson, Sabrina and Mariano. Subsequently, 1,687.2 linear kilometers of ground magnetics surveying, covering 55.44 square kilometers, was completed in the project covering several targets including the main V49 and Nelson. The objective of the surveys was to identify hidden, non-outcropping mineralization in dilatational jogs, blind structures and other geologic settings. Geologic mapping and sampling were completed over several targets of interest, notably Viuda de Castro, Trinidad, La Cruz, subcrops of the Nelson extension, Piche, La Olvidada and Epu-Peni. The sampling yielded 254 rock chips and 81 new, sawn channels. Overall, approximately 50% of the core from the project was relogged, though totalling up to 80% in some areas such as Veta 49 and Belen.

A rotary air blast (“RAB”) drilling campaign and channel (sawn) sampling was in progress in early 2020 when all the activities were paused due to the COVID-19 pandemic. The activities restarted in September 2020. A total of 36 RAB holes were drilled over the main V49 vein and 6 over Piche totaling 740 and 116 meters of drilling respectively and a total of 856 samples. Trenches and saw channel: a total of 1,308.7 m and 447 samples were taken over the Epu Peñi, Fiero, La Olvidada, Nelson Sur, Piche and Viuda de Castro targets. Geophysics: A total of 1,111.57 km of ground magnetic geophysical surveying was completed over the extension of the main targets and the new Amancay area, and 18.4 km of pole-diploe IP/Res over Trinidad and Nelson Targets. In December 2020, the Baseline (environmental) Study began by choosing the contractors and reviewing the information generated in the past. The Baseline Study aims to contextualize the environmental state before the construction and production of the project begins.

In 2021, the Baseline Study continues with field work, along with drilling, surface exploration and geophysics. The RAB drilling was to obtain information from near surface of the main structures (Veta 49 and Nelson). A total of 156 holes have been drilled for a total of 1,708 meters (“m”) and 1,708 samples (one per meter) which included 15 holes in the Belen prospect (156 m), 51 holes at Nelson (528 m), 21 holes in Nelson Oeste (241 m) and 69 holes in the Vein 49 target (783 m). 146.75 m and 196 samples of sawn channel have been cut in Nelson Central, Nelson W and Puesto targets. In addition, a total of 3,730.35 m of trenches and 2,223 samples have been excavated and sampled along the project with 50% of them in Nelson and its brunches aimed to understand the behavior of the veins in the southern extreme.

During 2021 a total of 901.5 km of ground magnetics have been surveyed which included 200 km over the new Amancay vein and the rest over the project to extend the known mineralized corridors to the south. A total of 31.8 km of lineal PDP have been undertaken on the project which included 0.8 km over the Amancay vein, 13.5 km in Nelson, 9,0 km in Castro Sur, 4 km at Lonco and 4.5 km over V49 and EpuPeñi.

The Baseline Study is in progress under the supervision of GT Ingenieria. A draft of the study provided to the Company, is under review addressing the geology, geomorphology and seismology, climate and meteorology, air quality and noise, surface and groundwater quality, soil study (edaphology), flora and fauna, limnology, ecosystem characterization, natural protected areas, landscape study, socio-environmental study, archeology and paleontology.

Cap-Oeste Project

The Company’s Cap-Oeste project, in the province of Santa Cruz, is located within a six kilometer long, northwest-trending, structural corridor extending six kilometers from the La Pampa prospect in the northwest to the Tango prospect in the southeast. The Cap-Oeste deposit has an identified and delineated strike extent of 1.2 kilometers. Cap-Oeste has been on care and maintenance since February 2019 though residual leaching continues.

The Company has initiated studies to assess the potential technical and economic extraction of a higher-grade portion of the current mineral resources as defined in the December 2019 CUBE NI 43-101 technical report on file on www.sedar.com. The Company is now focused on evaluating the development of this portion, termed “COSE-Style” mineralization, of the total mineral resources by underground mining. The Company is expecting quotations with respect to potential construction of an underground mine in Cap-Oeste. Material processing options are being considered and may include utilizing the Company’s flotation facilities at Martha, about 100 kilometers to the southeast of Cap-Oeste. The Company has successfully carried out bulk metallurgical tests in the Martha process plant, obtaining favorable precious metal recoveries.

On November 23, 2020, the Company announced that it had received a provisional permit to proceed with the development of the Cap-Oeste gold/silver underground project (the “Project”). Development of the Project will focus on a high-grade portion of the current mineral resources, which lies under and peripheral to the depleted surface mine. The intention is to mine the Cap-Oeste underground resource and truck the mineralized material approximately 100 kilometers to the Martha plant where it will be processed to produce a concentrate.

On March 9, 2021, the Company announced that it had received a definitive, environmental permit for the development of the Cap-Oeste Project. The Cap-Oeste project has been put on hold pending evaluation of results from the planned exploration program at Monte Leon; favorable results from which the Company believes may be synergistic with the main Cap-Oeste project.

During 2021, the Company focused mainly on the near surface – oxide – mineral potential at Monte Leon about 12 km to the south of the Cap-Oeste Pit. A total of 675 holes have been drilled for a total of 15,286.5 m and 15,245 samples. These holes have been distributed in Calafate (10 holes), Don Pancho (29 holes), Felix (25 holes) and Monte Leon prospect (611 holes). Assays are pending to start a final resources estimation and viability of the mine. In August 2021, the Monte Leon mineral inventory was estimated at 42,766 Oz Au @ 0,8gr/tn Au, using 0.5 gr/Tn Au Cut Off, from surface and up to 20 meters depth up to 90% Au recovery standard roll bottle test.

A new geological map and interpretation has been undertaken of all the El Tranquilo block, aimed to have a better and more comprehensive understanding of the project geology.

In addition, a total of 263 km of ground magnetics have been surveyed at La Marciana, Monte Leon prospects and the Homenaje and 27 km of pole-dipole IP/Res, in lines of approximately 2 kilometers length at Monte Leon. The purpose of this work was to further define the size potential and, thus, new core drilling targets, of the epithermal mineralization identified with prior Company work. Geological mapping and sampling over other targets are also in progress.

The Company has reclamation and remediation obligations for Cap-Oeste Project of $0.87 million as of December 31, 2021.

Lomada de Leiva Project (“Lomada”)

The Lomada mine, located in the western part of the province of Santa Cruz, was closed in May 2016 while production from the ongoing leaching continues, though at a reduced output. Given that the mineralized material from the Lomada open pit mine was originally placed on the heap leach pad without crushing, the Company decided to return to Lomada to reprocess this mineralized material. However, in mid-February 2019 the Company took the decision to cease operations and proceed with the closure of Lomada. During the year ended December 31, 2020, the Company was working on re-handling material of leach pad to regenerate the solution percolation and generate new channels of circulation of solution.

The Company has prepared an update to the closure plan presented to and approved by the provincial authorities in 2017. The Company received the final approval in November 2019 and started with the work of remediation at the end of 2019. The work on the remediation had been halted due to the COVID-19 pandemic. On October 8, 2020, the Company announced that it had received a preliminary Environmental Permit (“Permit”) for a restart of mining and new leaching operations at Lomada. Patagonia applied for the Permit in August 2020.

Following receipt of a preliminary permit in October 2020, the Company restarted operations at Lomada. In addition to production from this restart, the Company continues to recover precious metals from residual leaching of material already placed on the heap leach pad. On March 9, 2021, the Company announced that it had received a definitive environmental permit for Lomada. The mine is currently operating at a rate of 120,000 tonnes/month of total material. In the leach pad area, road construction has been completed and new mineralized material is being placed on the pad to be leached.

No exploration activities were undertaken at Lomada during the year ended December 31, 2021. Exploration work to reinterpret targets, Brecha La Emilia and Cerro Vasco, both in the north part of the project, is expected to start at the end of 2022.

The Company has reclamation and remediation obligations for Lomada of $3.52 million as of December 31, 2021.

Mineral Resources

Cap-Oeste (Santa Cruz, AR) – Cube Consulting Dec 2018; Notes 1 and 2
		Average Grades (g/t)			Contained Ounces (K)
Classification	Tonnes (K)	Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured	3.4	2.92	46.7	3.59	0.3	5.3	0.4
Indicated	10,554.0	2.07	63.2	2.99	704.0	21,448.0	1,013.0
Meas+Ind	10,557.4	2.07	63.2	2.99	704.3	21,453.3	1,013.4

Inferred	4,895.0	1.37	34.7	1.87	215.0	5,467.0	294.0

Calcatreu (Rio Negro, AR) – Cube Consulting Dec 2018; Notes 3 and 4
		Average Grades (g/t)			Contained Ounces (K)
Classification	Tonnes (K)	Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured
Indicated	9,841.0	2.11	19.8	2.36	669.0	6,275.0	746.0
Meas+Ind	9,841.0	2.11	19.8	2.36	669.0	6,275.0	746.0

Inferred	8,078.0	1.34	13.1	1.50	348.0	3,399.0	390.0

La Manchuria (Santa Cruz, AR) – Micon 2019; Notes 5 and 6
		Average Grades (g/t)			Contained Ounces (K)
Classification	Tonnes (K)	Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured
Indicated	474.0	2.59	129.0	3.53	39.5	1,969.0	53.9
Meas+Ind	474.0	2.59	129.0	3.53	39.5	1,969.0	53.9

Inferred	1,836.0	1.30	40.0	1.56	76.5	2,375.0	92.4

Notes

“K” = Thousands, “g/t” = grams per tonne

Rounding may affect sums and weighted averages

Mineral resources that are not mineral reserves have not demonstrated economic viability

100% basis; Fomicruz has a 5% interest in all Santa Cruz mineral interests.

1.	Cap-Oeste	0.5 g/t AuEq cutoff
2.	Cap-Oeste	AuEq = Au + (Ag*69.4)
3.	Calcatreu	0.5 g/t AuEq cutoff
4.	Calcatreu	AuEq = Au + (Ag*81.25)
5.	La Manchuria	0.55 AuEq cutoff
6.	La Manchuria	AuEq = (Au + Ag)/(Au price*0.32151)

Exploration Update

At Calcatreu, in 2021, Surface exploration including drilling, surface sampling, mapping and geophysics have been undertaken. A RAB drilling campaign has been completed to obtain information from near surface of the main structures (Veta 49 and Nelson). A total of 156 holes have been drilled, (1,708 meters (“m”)) which included 15 holes in the Belen prospect (156 m), 51 holes at Nelson (528 m), 21 holes in Nelson Oeste (241 m) and 69 holes in the Vein 49 target (783 m). 146,75 m and 196 samples of sawn channel have been cut in Nelson Central, Nelson W and Puesto targets. In addition, a total of 3,730.35 m of trenches and 2,223 samples have been excavated and sampled along the project with 50% of them in Nelson and its brunches aimed to understand the behavior of the veins in the southern extreme. A total 901.5 km of ground magnetics have been surveyed which included 200 km over the new Amancay vein and the rest over the project.

The Baseline Study is in progress under the supervision of GT Ingenieria. A draft of the study provided to the Company, is under review addressing the geology, geomorphology and seismology, climate and meteorology, air quality and noise, surface and groundwater quality, soil study (edaphology), flora and fauna, limnology, ecosystem characterization, natural protected areas, landscape study, socio-environmental study, archeology and paleontology.

At Cap-Oeste Project, in 2021, the Company focused mainly on the near surface – oxide – mineral potential at Monte Leon about 12 km to the south of the Cap-Oeste Pit. A total of 675 holes have been drilled for a total of 15,286.5 m and 15,245 samples. These holes have been distributed in Calafate (10 holes), Don Pancho (29 holes), Felix (25 holes) and Monte Leon prospect (611 holes). Assays are pending to start a final resources estimation and viability of the mine. At Monte Leon, test results yielded up to 90% Au recovery in standard roll bottle test.

In addition, a total of 263 km of ground magnetics have been surveyed at La Marciana, Monte Leon prospects and the Homenaje, plus 27 km of pole-dipole IP/Res, in lines of approximately 2 kilometers length at Monte Leon.

A review of La Esperanza and Las Mellizas prospects, including work to obtain environmental and landowners access permits, are in progress. Geologically, the area hosts a large, underexplored epithermal vein field.

Finally, a total of 3,600 m of RC drilling was planned for mid-2021 at the Tornado and Huracán (“Tornado”) properties, The project is located in a prospective area that lies within cluster of epithermal, low sulfidation volcanic hosted gold and silver deposits, including the San Jose (Hochschild-McEwen) and the Cerro Negro (Newmont-Goldcorp) mines. The RC drill program commenced at Tornado but due to adverse winter conditions and poor rock conditions encountered during drilling, the campaign was put on hold until later in the year. Only one hole was drilled in the Guanaco target (276 m, without significant results) in early December and a diamond rig was available to start drilling the rest of the plan. The first 392 m hole was complete in the El Camino Target in late December. During January and February 2022, a total of 2,845 m in eight (8) holes were completed. An oxidized, hydrothermal breccia was intersected in the first hole. Assays are pending and follow up drilling is underway.

Homenaje and Nico Projects

In 2021, the Company entered into definitive agreements to acquire two projects in Argentina. A definitive option agreement, dated April 15, 2021 (the “Option Agreement”), was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided, managing interest in and to Australis’ rights and interest in the Homenaje project (the “Homenaje Project”) located in Santa Cruz Province, Argentina. The Company also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico project (the “Nico Project”) located in Santa Cruz Province, Argentina. The Nico Project was previously explored by Mirasol, while the Homenaje Project, which is adjacent to two mining operations, holds targets that have yet to be drilled.

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;

●	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101 and CIM standards, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.

No exploration activities were undertaken at Homenaje as of December 31, 2021, although environmental permitting commenced.

Mina Angela

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. to acquire its Mina Angela property. Mina Angela is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 kilometers east-southeast of Patagonia’s 100% owned Calcatreu gold project. Pan American Silver’s Navidad silver and base metal deposit is located 45 kilometers further to the south-southeast of Mina Angela. In March 2020, Patagonia extended the period by which it must enter into the definitive agreement with a $100 thousand payment to Latin Metals; $50 thousand of which was applied to extend the period to enter into the definitive agreement and $50 thousand of which was a partial prepayment of the first earn-in payment to be made under the definitive agreement.

On September 15, 2020, the Company entered into the definitive option agreement with Latin Metals Inc., which grants the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Upon signing of the definitive agreement, the Company paid $250 thousand representing the balance of the first earn-in payment. It is expected that the Company will pay the second earn-in payment of $250 thousand within the next six months if it exercises the option to acquire the Mina Angela property. A further and final payment of $500 thousand is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that the Company thereafter has the ability to perform exploration and exploitation activities on the Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% Net Smelter Return royalty from future productions, half of which can be repurchased by the Company for $1 million.

On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250 thousand.

On December 15, 2021, the legislature of the Province of Chubut passed a bill to amend the provincial mining law to enable open pit mining within a given area that comprises the Gastre and Telsen Departments. This new law regarding mining zoning was subsequently promulgated on December 16, 2021 by the Chubut Governor. This newly approved law regarding mining zoning would have enabled the Company to advance the development of 101,151 ha of its mining concessions, including Mina Angela. However, on December 20, 2021, the Chubut Governor, sent a bill to the legislature of the Province of Chubut to retract the recent amendments as a result of the violent demonstrations that occurred soon after such law was enacted. This bill, which revoked the amendments regarding mining zoning, was passed by the legislature of the Province of Chubut on December 21, 2021.

La Manchuria Project

In addition to its current mineral resources, the Company’s La Manchuria Project is believed to be prospective for the discovery of new gold and silver mineralization. Exploration work continued with mapping and rock chip sampling over an area of approximately 2,000 hectares (“ha”). Veinlets and narrow breccia zones, indicative of hydrothermal activity, were found at the Magali zone. Anomalous gold values were reported from the Cecilia zone. As a result of these favorable results, a new drill program for La Manchuria, of 2,000 m in 14 holes is planned to test geophysical anomalies and to test gold anomalies generated from surface rock chip sampling. An updated NI 43-101 report for this project was completed on September 27, 2019 by Micon International and is on file at www.sedar.com.

No exploration activities were undertaken at La Manchuria during the year ended December 31, 2021.

Sarita Project

The Sarita Project, located in the SW part of the Deseado Massif approximately 10 kilometers northwest of the Company’s Martha mine and mill, hosts a widespread system of banded, low sulfidation, gold- and silver-bearing veins, within a rhyolitic dome complex. Geologically, the area displays very similar structural and stratigraphic characteristics to Martha with Ag-rich, polymetallic, vein-hosted, intermediate sulfidation mineralization. The banded, silver- and gold-bearing quartz veins and quartz vein breccias occur within a set of NNW-SSE striking normal faults and constitute an extensive mineralized vein system, with more than 12 kilometers in total length. Precious and base metal mineralization has been recognized in quartz veins and vein breccias up to 3 meters wide at surface, composed of quartz and sulphides. Rock chips from discrete vein structures or aligned float contained anomalous gold values ranging from 0.1 to 83.4 g/t Au and from 100 to 15,444 g/t Ag, in separate samples. To date, 16 diamond drill holes have been drilled for a total of 1,754 m targeting the vein mineralization. Geochemical results from drilling show gold and silver anomalies. Due to poor ground conditions encountered during drilling, core recovery in some of the veins was poor and Au and Ag mineralization may have not been recovered. Other exploration activities at Sarita included 7.1 line kilometers of IP/Res geophysical surveys and ground magnetics (220 hectares of grids) over different target areas.

During May 2019, a total of 82 RAB holes completing 1,818.4 m, were drilled in the area yielding a total of 1,257 samples for geochemical analysis. In September and October 2019, a second phase of drilling was undertaken, for a total of 2,409 m in 116 holes and 1,361 samples assayed. The RAB drilling defined several shallow, NW-oriented zones of vein-hosted mineralization; notably Veta Maria and Virginia. The Company has plans to follow-up the RAB results with core drilling.

No exploration activities have been undertaken at Sarita during the year ended December 31, 2021.

Martha Project

The Martha Project (“Martha” or “Mina Martha”) is located in the Province of Santa Cruz, Argentina. The closest community is the town of Gobernador Gregores, situated approximately 50 road kilometers to the west-southwest. The property is the site of past exploration for, and surface and underground mining and recovery of, silver and gold from epithermal veins and vein breccias, previously operated by Coeur Mining Inc. (formerly, Coeur d’Alene Mine Corp.) and Yamana Inc.

The Company acquired Martha as part of its RTO of Hunt in 2019. The land package at Martha consists of approximately 7,850 ha of concessions, various buildings and facilities, surface and underground mining and support equipment, a 480 tonne per day (maximum) crushing, grinding and flotation plant, tailings facility, various stockpiles and waste dumps, employee living and cafeteria quarters, and miscellaneous physical materials. In addition, the Company has access to surface ranch (“estancia”) lands surrounding the mine and mill site that are approximately 35,700 ha in size.

The property was purchased in 2016 by Cerro Cazador SA (CCSA), an Argentine subsidiary of Hunt, from an Argentine subsidiary of Coeur Mining Inc. The intent to purchase was announced February 10, 2016 and closed May 11, 2016 as disclosed by the Company on its website (www.patagoniagold.com). The processing plant at the Martha Project is anticipated to be used to process material from the future Cap-Oeste underground project, from new mining at the greater Martha Project and from the La Josefina Project. Royal Gold Inc. holds a 2% Net Smelter Return (NSR) royalty on all production from the Martha property; the obligation for which transferred from Coeur to the Company (www.royalgold.com). In addition, the provincial government holds a 3% pit-head royalty from future production.

During the first quarter of 2020, a plan for reviewing near-mine targets (less than 5 kilometers away from the mill) was defined. Those remaining targets consist of outcropping veins-veinlets and included Veta del Medio System, Noroeste, Ivana, Martha Oeste, Martha Norte, Futuro and Sugar Hill, among others. A total 77 sawn channels were cut, and after encouraging results at Veta del Medio System, a RAB drill program was carried out to test mineralization at shallow depths. A total of 80 RAB drill holes (1,622.4 m of drilling, ranging from 6 to 25 m in depth) tested several targets.

Highly anomalous drill intercepts, ranging from 1 m grading 180 g/t Ag up to 3 m grading 2,566 g/t Ag (and 3.5 g/t Au), were returned from the Veta del Medio Norte. No exploration activities were undertaken at Martha Project during the first half of 2021.

The operations at the Martha plant continue to be on care and maintenance pending the discovery of new material to put through the plant.

The Company has reclamation and remediation obligations for the Mina Martha Project of $1.7 million as of December 31, 2021.

La Josefina Project

La Josefina is situated about 450 kilometers northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina within a scarcely populated steppe-like region. The La Josefina property is large, covered by 52,800 hectares of concessions. The La Josefina Project consists of mineral rights composed by an area of 528 square kilometers established in 1994 as a Mineral Reserve held by Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz Provincial mining company.

In March 2007, the Company (via a subsidiary of Hunt) acquired the exploration and development rights to the La Josefina project from Fomicruz. In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz (the “Initial Agreement”) which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $200 thousand per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%. The Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company had until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term. At December 31, 2019, the Company had incurred approximately $20 million and is currently in discussions with Fomicruz to develop a plan for production.

An NI 43-101 compliant technical report on La Josefina, dated September 29, 2010 and prepared by UAKO Geological Consulting, is on file on www.sedar.com.

During 2020, a total of 1,098 line kilometers of ground geophysics and sampling were surveyed covering the Flaca, Cecilia, Amanda, Pequeña and Cruzada veins. And a total of 124 rock chip samples were taken.

The Initial Agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated with Fomicruz new terms and conditions for the exploration and exploitation of the La Josefina and La Valenciana properties and in December 2021, both parties entered into a new exploration agreement with an exploitation option for the following three projects: the La Josefina project, the La Valenciana project and a new and unexplored property, the Abril Project (the “Projects”).

The Company also entered into a net smelter returns royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the mining properties that it has already contributed to PGSA and on the Abril Project, with the exception of the La Josefina project and the La Valenciana project, where Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the Projects during a 2-year period beginning once the environmental permits for the exploration development of the Projects are obtained. As of the date of the date of this MD&A, the environmental permits are pending approval.

No work has been undertaken during the year ended December 31, 2021.

La Valenciana Project

La Valenciana is located in the central-north portion of the Santa Cruz Province, Argentina. The project encompasses an area of approximately 29,600 ha and is contiguous with the Company’s La Josefina property to the east. The La Valenciana project is comprised of 11 Manifestations of Discovery (“MDs”) covering segments of Estancia Cañadón Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches). In La Valenciana, exploration has been limited, with more than half of the surface without systematic exploration. Fomicruz carried out preliminary works defining a main vein system of low sulfidation, epithermal style, with gold and silver values and base metals. Exploration and subsequent reconnaissance sampling by CCSA added other secondary targets and structures combining a total of 5.70 kilometers mapped veins and stockworks. The limited exploration to date, alteration features and associated structures, and partial coverage by probable post-mineral units suggests that there is still a high degree of discovery potential in the mining block. A new exploration program to define mineralization includes geophysical surveys and shallow drilling in new and known target areas and an intensive prospecting and reconnaissance sampling over the Company’s entire land position, is being considered. Mineral resources have not yet been defined on the La Valenciana property.

The Initial Agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated with Fomicruz new terms and conditions for the exploration and exploitation of the La Josefina and La Valenciana properties through a private initiative filed by Patagonia Gold SA, and in December 2021 both parties entered into a new exploration agreement with an exploitation option for the following three projects: the La Josefina project, the La Valenciana project and a new and unexplored property, the Abril Project (the “Projects”).

The Company also entered into a net smelter returns royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the mining properties that it has already contributed to PGSA and on the Abril Project, with the exception of the La Josefina project and the La Valenciana project, where Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the Projects during a 2-year period beginning once the environmental permits for the exploration development of the Projects are obtained. As of the date of the date of this MD&A, the environmental permits are pending approval.

No work has been undertaken during the year ended December 31, 2021.

Abril Property

The Abril property is an approximately 2,000 ha block that border the Company’s Martha mine on the south. This mining property is also a part of the private initiative proposed by Patagonia Gold to Santa Cruz government and therefore Abril is included in the new exploration agreement with an exploitation option entered into by Patagonia Gold and Fomicruz for the Projects in December 6, 2021. Approximately 386.3 linear kilometers of ground magnetics have been surveyed in the area covering it completely with 50 m N-S apart lines, several kilometers of veins have been mapped with epithermal textures. Sawn channel samples are planned to be cut as soon as the environmental permits are approved.

Bajo Pobre Property

The Bajo Pobre property covers 3,190 hectares and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. No exploration activity has taken place on the Bajo Pobre Property and no exploration activity is planned for the immediate future. Mineral resources have not yet been defined on the Bajo Pobre property.

Short visits have been carried out to the area during 2020 and a total of 16 samples have been taken. No recent exploration activity has taken place on this property and no exploration activity is planned for the immediate future.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado property through a claim staking process for a period of at least 1,000 days, commencing after the Government issues a formal claim notice, and retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000-hectare exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of Santa Cruz province, contiguous to La Josefina on the east.

The Company has not yet received a formal claim notice pertaining to the El Gateado property. Should a mineral deposit be discovered, the Company has the exclusive option to file for mining rights on the property. The surface rights of the El Gateado claim are held by the following ranches (“estancias”): Estancia Los Ventisqueros, Estancia La Primavera, Estancia La Virginia and Estancia Piedra Labrada. The El Gateado claims are filed with the government under file #406.776/DPS/06.

Mineral resources have not yet been defined on the El Gateado property. No recent exploration activity has taken place on El Gateado Property and no exploration activity is planned for the immediate future.

Las Mellizas – La Esperanza Block

The Company acquired Newmont’s interest in the Las Mellizas and La Esperanza Block in early 2019 in exchange for a 1.5% net smelter return royalty, which grants the Company a 100% undivided right and interest in these properties. This 30,000 ha area project is located north and west of La Valenciana in the central part of the Deseado Massif, in Santa Cruz Province, Argentina. These early exploration projects have been granted the environmental exploration permit and land owners access agreements have been negotiated, allowing the development of the exploration plan which consist in conducting a new interpretation of the data provided by the former owner of these projects. Trenches and drill holes have been carried out in this epithermal vein field. Results from surface sampling are very encouraging and several structures have never been tested or mapped.

Tornado – Huracán

The Tornado and Huracán (“Tornado”) properties are located approximately 85 kilometers southeast from the town of Perito Moreno and 250 kilometers west of the city of Pico Truncado, the main population center that serve the oil industry in the region. Tornado is located in a prospective area in the northwestern portion of the Deseado Massif. The area lies within cluster of epithermal low sulfidation volcanic hosted gold and silver deposits, including the San Jose (Hochschild-McEwen) and the Cerro Negro (Newmont-Goldcorp) mines to the northwest and southeast of Tornado, respectively.

A total of 3,600 m of RC drilling was planned for mid-2021 at the Tornado and Huracán (“Tornado”) properties. The RC drill program commenced at Tornado but due to adverse winter condition and poor rock conditions encountered during drilling, the campaign was put on hold until later in the year. Only one hole was drilled in the Guanaco target (276 m, NSR) in early December and a diamond rig was available to start drilling the rest of the plan. The first 392 m hole was complete in the El Camino Target in late December. An oxidized, hydrothermal breccia was intersected in the first hole. During January and February 2022, a total of 2,845 m of drilling in six (6) holes were completed and assays are pending.

Selected Annual Information

The following selected financial data for the Company’s most recently completed financial periods are derived from the audited financial statements of the Company.

	As at and for the Year Ended December 31, 2021 ($’000)	As at and for the Year Ended December 31, 2020 ($’000)	As at and for the Year Ended December 31, 2019 ($’000)
Revenue	18,104	19,849	21,938
Net income (loss) for the year	(11,266)	(4,381)	(12,354)
Comprehensive income (loss) for the year	(11,133)	(3,023)	(12,008)
Current Assets	6,562	6,149	5,407
Non-current assets	51,177	53,919	59,087
Current Liabilities	14,290	14,527	28,032
Non-current liabilities	25,753	24,136	22,674
Working Capital (Deficit)	(7,728)	(8,378)	(22,625)
Share Capital	11,244	7,320	2,588
Shareholders’ Equity	17,696	21,405	13,788

Selected Quarterly Information

The following table shows selected financial information related to the results of the Company´s most recent periods.

Fiscal Year	2021				2020
For the quarters	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
ended	$’000
Revenues	3,871	5,758	2,728	5,747	3,380	6,549	4,705	5,215
Net income (loss) for the period	(6,691)	(1,712)	(2,738)	(125)	(2,606)	(1,041)	(177)	(557)
Comprehensive Income (Loss) for the period	(6,689)	(2,372)	(2,556)	484	(875)	(877)	252	(1,523)
Income (Loss) per share, basic and diluted	(0.014)	(0.004)	(0.006)	(0.000)	(0.007)	(0.003)	(0.001)	(0.002)

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces produced. In addition, the Company is also affected by fluctuations in the price of silver and foreign exchange rates.

Liquidity and Capital Resources

As of December 31, 2021, the Company had a working capital deficiency of $7,728 (2020 - $8,378). The improvement in the working capital deficiency is a result of the repayment of bank indebtedness and the settlement of debts with related parties. For more information, see “Transactions Between Related Parties” section of the MD&A.

The Company’s capital management objectives are:

● to ensure the Company’s ability to continue as a going concern;

● to fund projects from raising capital from equity placements rather than long-term borrowings;

● to increase the value of the assets of the business; and

● to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

These objectives will be achieved by maintaining and adding value to existing extraction projects and identifying new exploration projects, adding value to these projects and ultimately taking them through to production and cash flow, either with partners or by the Company’s means.

The Company sets the amount of capital in proportion to its overall financing structure (i.e. equity and financial liabilities). The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of December 31, 2021, there is $15,507 (2020 - $14,808) of principal and interest owing under the loan facility.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of the company.

The Company also has access to the following operating lines of credit:

●	A credit facility with a limit of $6,600, maturity date of December 31, 2022 and interest rate of 1.5% plus base rate. As at December 31, 2021, the interest rate was 1.65% and the Company owed $3,915 (2020 - $9,636) under the credit facility.
●	A credit facility with an Argentinian bank with a limit of $1,947 (200,000 Argentinian Peso), maturity date of April 30, 2022 and interest rate of 42%. As at December 31, 2021, the Company owed $1,941 (2020 - $Nil) under the credit facility.
●	A credit facility with an Argentinian bank with a limit of $1,460 (150,000 Argentinian Peso), maturity date of June 30, 2022 and interest rate of 35%. As at December 31, 2021, the Company owed $850 (2020 - $Nil) under the credit facility.

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7.4 million (CAD $9.3 million) through the issuance of 104,086,063 units of the Company at a price of CAD $0.09 per unit. For more information, see “Disclosure of Outstanding Share Data” section of the MD&A.

COVID-19

On March 11, 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19’s impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

Off-balance sheet arrangements

As of December 31, 2021, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to us.

Proposed Transactions

There are no proposed material transactions as of the date of this MD&A. However, as is typical of the mineral exploration and development industry, management continually reviews potential merger, acquisition, investment, and joint venture transactions and opportunities that could enhance shareholder value. There is no guarantee that any contemplated transaction will be concluded.

Transactions Between Related Parties

Cantomi Uruguay S.A.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged.

During the year ended December 31, 2021, the Company incurred interest expense of $699 (2020 - $703) on the loan facility. As of December 31, 2021, there is $15,507 (December 31, 2020 - $14,808) of principal and interest owing under the loan facility.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos J. Miguens no longer has control of, or significant influence over the company.

Carlos J. Miguens

The Company’s Non-Executive Chairman, Carlos J. Miguens, participated in the March 2021 private placement and subscribed for 57,777,777 units for gross proceeds of $4,112.

Tim Hunt

Mr. Hunt is the Company’s Director and second largest shareholder and has provided loans and advances to the Company to fund its operations. These loans and advances have been provided by Mr. Hunt personally and through entities controlled by Mr. Hunt. These obligations were assumed as part of the reverse acquisition during the 2019 fiscal year.

On October 30, 2020, the Company issued $44,040,277 common shares to an entity controlled by Mr. Hunt at a deemed price of approximately $0.30 per share to settle an aggregate face value of $10 million outstanding debt owed by the Company to Mr. Hunt and entities controlled by Mr. Hunt. The converted face value of the debt consisted of $4.82 million of long-term debt with related parties and $5.18 million of accounts payable with related parties.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s financial statements was $10.15 million which consisted of $4.23 million of long-term debt with related parties and $5.92 million of accounts payable with related parties.

The remaining balance of $1.45 million owed to Mr. Hunt was settled in the fourth quarter of 2020 by a cash payment of $0.72 million.

During the year ended December 31, 2021, the Company incurred interest expense of $Nil (2020 - $270) on the loans from Mr. Hunt.

The complete transactions with and amounts owed to related parties are disclosed in note 20 of the accompanying financial statements.

Commitments and Contingencies

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of approval of these consolidated financial statements, no litigation has been brought by Republic against the Company. No provision has been accrued in these consolidated financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

Financial Instruments

The Company does not currently utilize complex financial instruments in hedging commodity prices, foreign exchange or interest rate exposure. The Company does not hold derivative instruments for speculation or trading purposes. For details of the Company’s financial instruments, refer to note 17 of the Company’s financial statements.

Disclosure of Outstanding Share Data

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17. The NCIB expired on February 20, 2021 and was not renewed.

On October 26, 2021, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares, representing approximately 2.14% of its 467,116,441 issued and outstanding common shares as of December 31, 2021, over a twelve (12) month period commencing on October 27, 2021 and expiring no later than October 26, 2022. The Company repurchased 550,000 common shares under the NCIB for $20.

Shares issued to settle debts

On October 30, 2020, the Company issued 44,040,277 common shares to an entity controlled by a director at a deemed price of approximately $0.30 per share to settle an aggregate face value of $10 million outstanding debt owed by the Company to the director and entities controlled by the director. The converted face value of the debt consisted of $4.82 million of long-term debt with related parties and $5.18 million of accounts payable with related parties.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s financial statements was $10.87 million which consisted of $4.23 million of long-term debt with related parties and $6.64 million of accounts payable with related parties.

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors at a price of $0.14 per share to settle an aggregate of $0.13 million outstanding directors’ fees.

Private Placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7.4 million (CAD $9.3 million) through the issuance of 104,086,063 units of the Company at a price of CAD $0.09 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024.

In connection with the private placement, the Company paid $326 in cash commission and advisory fees to the Agents and issued 2,509,586 compensation options. Each compensation option is exercisable for one unit of the Company at a price of $0.09 per compensation option. Each unit consists of one common share of the Company and one Warrant. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024.

As of the date of this MD&A, the Company had 466,566,441 common shares, 104,086,063 warrants and 2,509,586 Agent compensation options outstanding.

Stock options

As of the date of this MD&A, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Expiry date
$0.065	7,650,000	-	7,650,000	September 25, 2024
$0.160	3,200,000	6,400,000	9,600,000	August 13, 2025
	10,850,000	6,400,000	17,250,000

Warrants

As of the date of this MD&A, the following warrants were outstanding:

Exercise price (CAD)	Number outstanding	Expiry date
$0.13	104,086,063	March 10, 2024

Agent compensation options

As of the date of this MD&A, the following Agent compensation options were outstanding:

Exercise price (CAD)	Number outstanding	Expiry date
$0.09	2,509,586	March 10, 2024

Critical Accounting Policies, Judgments and Estimates

The accounting policies that we follow are set in note 4 of the accompanying financial statements. These accounting policies conform to accounting principles of IFRS and have been consistently applied in the preparation of the financial statements.

New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment will not have any impact on the Company’s consolidated financial statements.

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

●	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
●	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
●	Clarifying how lending conditions affect classification; and
●	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2023.

Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company’s accounting policies. Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency, income taxes, title to mineral property interests, impairment of mineral properties and provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Functional currency

Management determines the functional currency for each entity. This requires that management assess the primary economic environment in which each of these entities operates. Management’s determination of functional currencies affects how the Company translates foreign currency balances and transactions. Determination includes an assessment of various indicators. In determining the functional currency of the Company’s operations in Canada (Canadian dollar), UK (British Pound) and Argentina (U.S. dollar), management considered the indicators of IAS 21 The Effects of Changes in Foreign Exchange.

Income taxes and taxes receivable

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgment. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

The Company has receivables due from the Argentinean government for value-added taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in profit or loss.

The Company has accrued deferred income tax assets but may not be able to utilize part or all of these assets in the future. The Company only recognizes the expected future tax benefit from these assets if it is considered more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets that are not more likely than not to be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, including application of existing tax laws in each jurisdiction, assumptions about future metals prices, the macroeconomic environment and results of the Company’s operations. To the extent that future cash flows and taxable income differ significantly from estimates, the Company’s ability to realize deferred tax assets could be impacted. Additionally, future changes in tax laws could limit the ability to obtain the future benefits represented by the deferred tax assets.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Impairment of mineral properties

The Company is required to make certain judgments in assessing indicators of impairment of mineral properties. Judgment is required to determine if the right to explore will expire in the near future or is not expected to be renewed. Judgment is required to determine whether substantive expenditures on further exploration for and evaluation of mineral resources in specific areas will not be planned or budgeted. Judgment is required to determine if the exploration for and evaluation of mineral resources in specific areas have not led to the commercially viable quantities of mineral resources and the Company will discontinue such activities. Judgment is required to determine whether there are indications that the carrying amount of a mineral property is unlikely to be recovered in full from successful development of the project or by sale.

Use of estimates

Our discussion and analysis of results of operations and financial condition are based upon the annual audited financial statements, which have been prepared in accordance with IFRS. The preparation of the financial statements require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to provisions for uncollectible receivables, mineral reserves, inventories, reclamation and remediation obligations, valuation of intangible assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves, share-based payments, provisions, inventories and the allocation of fair value to assets and liabilities assumed in connection with business combinations. These estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The Company is also exposed to legal risk. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Mineral reserves

The Company uses estimates and assumptions related to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of production amortization calculations, environmental, reclamation and closure obligations and estimates of recoverable silver and gold in inventories. The Company relies on their technical personnel and independent mining consultants to determine the estimates of mineral reserves. Mineral reserve estimates are based upon engineering evaluations of samplings of drill holes and other openings.

Share-based payments

The Company determines fair value of stock options issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price, risk-free rate and future employee turnover rates. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

Provisions

The Company assesses its provision for reclamation and remediation obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Inventories

The measurement of inventories including the determination of its net realizable value involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and sliver, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on materials and supplies included in inventories, and estimates are required to determine salvage value. Estimates of recoverable gold or silver on the leach pads are calculated from the quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and a recovery percentage.

Warrants

The Company determines fair value of warrants issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

Non-IFRS Financial Performance Measures

Non-IFRS financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles. Unless otherwise noted, we present the Non-IFRS financial measures of our continuing operations in the tables below.

Cash Costs

The Company uses cash costs to evaluate the Company’s current operating performance. We believe these measures assist in understanding the costs associated with producing gold and silver, assessing our operating performance and ability to generate free cash flow from operations and sustaining production. These measures may not be indicative of operating profit or cash flow from operations as determined under IFRS. The Company believes that allocating cash costs to gold and silver lead based on gold and silver metal sales relative to total metal sales best allows the Company and other stakeholders to evaluate the operating performance of the Company.

Year ended December 31, 2021 (in $’000, except ounces and per unit amounts)

	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$-	$7,137	$6,422
Less: Inventory write down	-	-	(1,103)
Less: Depreciation	-	(917)	(978)
Add/(Less): Other charges and timing differences (1)	-	(1,349)	1,950
Cash costs	$-	$4,871	$6,291
Add: Depreciation (2)	-	237	302
Cash costs and depreciation	$-	$5,108	$6,593

Ounces produced	-	6,979	2,357

Cash costs per ounce	$-	$698	$2,669
Cash costs and depreciation per ounce	$-	$732	$2,797

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the Company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the Company excludes from the non-IFRS measure in order to measure the cash costs.

(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Year ended December 31, 2020 (in $’000, except ounces and per unit amounts)

	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$2,267	$6,589	$4,391
Less: Depreciation	(346)	(1,106)	(1,143)
Add/(Less): Other charges and timing differences (1)	(1,415)	(1,067)	(1,169)
Cash costs	$506	$4,416	$2,079
Add: Depreciation (2)	64	369	317
Cash costs and depreciation	$570	$4,785	$2,396

Ounces produced	356	6,965	2,912

Cash costs per ounce	$1,421	$634	$714
Cash costs and depreciation per ounce	$1,601	$687	$823

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the Company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the Company excludes from the non-IFRS measure in order to measure the cash costs.

(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Average gross price per ounce sold

Average gross price per ounce sold is calculated by dividing the revenue for the relevant year by the ounces sold.

Year ended December 31, 2021 (in $’000, except ounces and per unit amounts)

	Cap-Oeste	Lomada de Leiva
Revenue	$13,927	$4,177

Ounces sold	7,687	2,320

Average gross price per ounce sold	$1,812	$1,800

Year ended December 31, 2020 (in $’000, except ounces and per unit amounts)

	Cap-Oeste	Lomada de Leiva
Revenue	$12,417	$6,482

Ounces sold	7,036	3,773

Average gross price per ounce sold	$1,765	$1,718

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no material changes to the Company’s internal controls during the quarter ended December 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures.

Risk Factors

The Company is engaged in exploring and developing mining projects and as such, it is exposed to a number of risks and uncertainties that affect similar companies that carry out activities in the same industry. Some of these possible risks include:

Exploration risks

Resource exploration, development and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral reserves but from finding mineral reserves which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into production. The majority of exploration companies fail to ever locate an economic deposit. Substantial expenditures are required to establish mineral reserves. No assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether an exploration property will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or not obtaining the required capital to develop any project. The Company will evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that significant restrictions will not be placed on the exploration areas and any other properties the Company may acquire or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Ability to exploit current and future discoveries

It may not always be possible for the Company to participate in the exploitation of successful discoveries. Such exploitation may involve the need to obtain licences or clearances from the relevant authorities, which may not be available on a timely basis or may require conditions to be satisfied and/or the exercise of discretion by such authorities. It may or may not be possible for such conditions to be satisfied, and such conditions may prove uneconomic or not practical. Furthermore, the decision to proceed to further exploration may require the participation of other companies whose interests and objectives may not be consistent with those of the Company. Such further exploitation may also require the Company to meet or commit to financial obligations which it may not have anticipated or may not be able to commit to due to a lack of funds or an inability to raise funds.

Political instability, sovereign and regulatory risk

The Company’s mineral exploration activities and future project development could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time, governments may nationalize private businesses, including mining companies. There can be no assurance that the governments of countries where the Company or its affiliates operate or the governments with whom the Company works will not nationalize mining companies and their assets in the future or impose burdensome obligations or restrictions. There can also be no assurance that foreign governments will not impose burdensome obligations or restrictions on the Company, the Company’s affiliates or their projects, or will not put in place exploitation regulations in a timely manner or on commercial terms sufficiently attractive to the Company to enable development of its projects.

Environmental risk and hazards

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Governmental approvals and permits are currently and may in future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

Commodities Price Risk

The profitability of mining operations is significantly affected by changes in the market price of metals and the cost of power, petroleum fuels and oil. The level of interest rates, the rate of inflation, world supply of metals and stability of exchange rates can all cause significant fluctuations in base metal, precious metal, chemical reagent and oil prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold, silver and other minerals, and oil has fluctuated widely in recent years. Depending on the price of gold, silver, and the cost of power, chemical reagents, petroleum fuels and oil, cash flow from mining operations may not be sufficient to cover the Company’s operating costs or costs of servicing debt.

Permits and licences

Operations of the Company require or will require licences and permits from various governmental authorities. The Company anticipates that it will be able to obtain in the future all necessary licences and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licences and permits. However, there can be no guarantee that the Company will be able to obtain at all or on reasonable terms, and maintain, at all times, all necessary licences and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In addition, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of any producing operations or preclude the economic development of any property.

Mining Properties

Acquiring the title to the mining property is a very detailed and prolonged process. Title may be challenged or be subject to legal disputes. Although the Company has researched in the most diligent and fullest possible manner the title to its mining properties, there is no certainty that its title will not be disputed or challenged in the future.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2021, the Company had financial assets and liabilities denominated in the following foreign currencies:

	CAD	AR$	USD	Euro	GBP
Cash	$107	$130	54	$-	-
Other working capital (deficit) items - net	(140)	(5,218)	(8,080)	(207)	19
Non-current financial assets	-	401	-	-	15
Non-current financial liabilities	-	-	(15,762)	-	-

Liquidity risk

The Company might incur further debt in order to fund its exploration and operational programs, which would reduce its financial flexibility and could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s ability to meet its debt obligations and reduce its level of indebtedness depends on future performance. General economic conditions, mineral prices and financial, business and other factors affect the Company’s operations and future performance. Many of these factors are beyond the Company’s control. The Company cannot assure investors that it will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions and the value of its assets and performance at the time the Company needs capital. The Company cannot assure investors that it will have sufficient funds to make such payments. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, it might have to sell significant assets. Any such sale could have a material adverse effect on the Company’s business, operations and financial results.

Failure to obtain additional financing, if required, on a timely basis, could cause the Company to reduce or delay its proposed operations.

The majority of sources of funds expected to be available to the Company for potential acquisitions and its exploration and development projects are in large portion expected to be derived from the issuance of equity. While the Company have been able in the past to obtain equity financing and has secured shareholder loans to undertake planned exploration and development programs, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Although the Company intends to generate operating income and cash flow from mining operations, there can be no assurances that the Company will have sustainable economic operations or be able to generate positive operating income or cash flow from such operations.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. For this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes.

Additional risk factors relevant to the Company are included in the Filing Statement dated May 30, 2019 which is available under the Company’s profile on www.sedar.com.

Qualified Persons

The scientific and technical information contained in this MD&A has been reviewed and approved by Donald J. Birak, an independent geologist, Registered Member of the Society for Mining, Metallurgy and Exploration (“SME”), Fellow of the Australasian Institute for Mining and Metallurgy and qualified person as defined under NI 43-101.

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